UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2026

Commission File Number: 001-41965

Semilux International Ltd.

(Registrant’s Name)

4F., No. 32, Keya Rd., Daya Dist.

Central Taiwan Science Park

Taichung City 42881

Taiwan

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Extraordinary General Meeting

On April 16, 2026, Semilux International Ltd. (the “Company”) held an extraordinary general meeting (the “EGM”). The record date for shareholders entitled to notice of, and to vote at, the EGM was March 12, 2026. As of the close of business on the record date, there were 43,354,683 ordinary shares issued and outstanding and entitled to vote at the EGM. Of these shares, 35,962,661 shares (representing 82.95% of the outstanding ordinary shares), constituting a quorum, were present in person or represented by proxy at the EGM.

At the EGM, two proposals were submitted to the Company’s shareholders, each as described in more detail in the Company’s definitive proxy statement. The final voting results were as follows:

Proposal 1

The Company’s shareholders approved a share consolidation of the Company’s ordinary shares of up to 20:1, with the exact ratio and effective date to be determined in the sole discretion of the Company’s Board of Directors.

For	Against	Abstain
32,053,560	0	3,909,101

Proposal 2

The Company’s shareholders approved an amendment to the amended and restated memorandum and articles of association as a result of the share consolidation.

For	Against	Abstain
32,053,560	0	3,909,101

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Semilux International Ltd.

Date: April 17, 2026	By:	/s/ Yung-Peng Chang
	Name:	Yung-Peng Chang
	Title:	Chief Executive Officer

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